Exhibit 14

FORM 62-103F3

REPORT UNDER PART 4 OF

NATIONAL INSTRUMENT 62-103

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares (“Shares”) in the capital of:

Grown Rogue International Inc. (the “Issuer”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 – Identity of the Eligible Institutional Investor

2.1	State the name and address of the eligible institutional investor.

MM	Asset Management Inc. (“MM Asset”)

161 Bay Street

Suite 2240

Toronto, Ontario

M5J 2S1

MMCAP International Inc. SPC (“MMCAP”) is an investment fund advised by MM Asset.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On March 5, 2021, MM Asset, on behalf of MMCAP, participated in a private placement offering of special warrants (“Special Warrants”) of the Issuer and acquired 8,001,000 Special Warrants at a price of $0.225 per Special Warrant. Each Special Warrant entitles the holder to acquire, for no additional consideration, one unit (a “Unit”) of Issuer consisting of one Share and one common share purchase warrant (“Warrant”) of the Issuer. Each Warrant entitles the holder to acquire one Share at an exercise price of $0.30 per Share for a period of 24 months from the date of issue. If the Issuer does not obtain a receipt for a final short form prospectus (the “Qualifying Prospectus”) qualifying the distribution of the Units issuable upon exercise of the Special Warrants on or before April 4, 2021, each Special Warrant shall be automatically exercised, without payment of additional consideration, into 1.10 Units (“Penalty Securities”).

The Special Warrants are exercisable and will be deemed to be exercised, on the date that is the earlier of: (i) the date that is three (3) business days following the date on which the Issuer obtains a receipt from the “Qualifying Prospectus”, and (ii) July 6, 2021.

2.3	State the name of any joint actors.

Not applicable.

2.4	State that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer.

MM Asset is eligible to file reports under Part 4 of National Instrument 62-103 (“NI 62-103”) in respect of the Issuer.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Not applicable. This is an initial report filed by MM Asset under Part 4 of NI 62-103 in respect of securities of the Issuer.

3.2	State the designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made.

As at the end of March 2021, assuming the exercise of the Special Warrants (without regard to the Penalty Securities), MM Asset, on behalf of MMCAP, exercised control and direction over an aggregate of 8,001,000 Shares and 8,001,000 Warrants, representing approximately 10.59% of the Issuer’s 143,047,443 outstanding Shares as reported in its Management Discussion and Analysis dated April 1, 2021 and a Press Release dated March 5, 2021, calculated on a partially diluted basis.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities to which this report relates and over which

(a)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(b)	the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the eligible institutional investor or any joint actor, and

Not applicable.

(c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

MM Asset exercises control or direction, but not ownership, over all of the securities referred to in item 3.2 above over which it has discretionary trading authority. MM Asset specifically disclaims any beneficial ownership of the securities referred to herein.

3.5	If the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the eligible institutional investor’s securityholdings.

Not applicable.

3.6	If the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement. State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.7	If the eligible institutional investor or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Purpose of the Transaction

State the purpose or purposes of the eligible institutional investor and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the eligible institutional investor and any joint actors may have which relate to or would result in any of the following:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Issuer.

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the issuer;

Depending on market conditions and other factors, MM Asset, on behalf of MMCAP, may in the future increase or decrease its ownership, control or direction over securities of the Issuer through open market transactions, private agreements or otherwise.

(b)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

Not applicable.

(c)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

Not applicable.

(d)	a material change in the present capitalization or dividend policy of the reporting issuer;

Not applicable.

(e)	a material change in the reporting issuer’s business or corporate structure; Not applicable.

(f)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person;

Not applicable.

(g)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

Not applicable.

(h)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada; Not applicable.

(i)	a solicitation of proxies from securityholders; Not applicable.

(j)	an action similar to any of those enumerated above. Not applicable.

Item 5 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the eligible institutional investor and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included

Not applicable.

Item 6 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 7 – Certification

The undersigned, as the eligible institutional investor, certifies, or the undersigned, as the agent filing the report on behalf of the eligible institutional investor, certifies to the best of its knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 12th day of April, 2021.

MM ASSET MANAGEMENT INC.

By:	“Hillel Meltz”
Hillel Meltz, President